DaimlerChrysler Financial Services Americas LLC
                              27777 Inkster Road
                       Farmington Hills, Michigan 48334


                                                              November 9, 2006

Ms. Sara D. Kalin Branch Chief - Legal
Division of Corporation Finance
Securities and Exchange Commission
100 F Street N.E.
Washington, DC  20549

                  Re: DaimlerChrysler Financial Services Americas LLC Registration Statement on Form S-3
                       Filed October 23, 2006
                       File No. 333-138140
                       -----------------------------------------------

Dear Ms. Kalin:

            This is in response to the staff's comments on the above-referenced Registration Statement, as set forth in the staff's letter dated November 7, 2006. The numbered responses below correspond to your numbered comments.

General
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Comment:

      1. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4 of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

            The registrant, DaimlerChrysler Financial Services Americas LLC ("DCFS"), is the successor by merger on January 1, 2006 to DaimlerChrysler Services North America LLC ("DCS"). The CIK code of DCS is 1162732. We confirm that DCFS and DCS, and the issuing entities formed thereby to securitize motor vehicle retail installment sale contracts, have been current and timely with their applicable Exchange Act reporting obligations for the last twelve months with respect to asset-backed securities backed by motor vehicle retail installment sale contracts. Other than its predecessor, DCS, the registrant does not have any affiliate that acts or has acted as a depositor or an issuing entity in respect of the same asset class as the motor vehicle retail installment sale contracts covered by the registration statement.

Comment:

      2. Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to
            Item 1100(f) of Regulation AB.

Response:

            We confirm that either all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or the finalized agreements will be filed simultaneously with or prior to the final prospectus.

Comment:

      3. Please confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

            We confirm that we will file at the time of a takedown the required legal and tax opinions, as described in footnote 133 to Release 33-8518.

Comment:

      4. Your disclosure on page 22 of the base prospectus indicates that several specific sources of funds may be used to make payments on the securities but also indicates that a trust may use "any other sources described in the related prospectus supplement." Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown and revise to remove the catch-all language quoted above as well as any other similar language throughout the filing.

Response:

            We have deleted the quoted catch-all language from page 22 of the base prospectus and added a reference to page 23 of the base prospectus describing the forms of credit and other enhancements that an actual takedown may have. We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.



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

Prospectus Supplement
---------------------

Comment:

      5. Please revise your prospectus supplement to include a delinquency table with respect to the asset pool, as required by Items 1111(c) and 1100(b) of Regulation AB or confirm that no asset pools will include delinquent loans as of the cut-off date.

Response:

            We confirm that we do not contemplate including any delinquent loans in the asset pools as of their respective cut-off dates. This conforms with the receivables selection criteria described on page S-19 of the prospectus supplement.

Base Prospectus
---------------

Credit and Other Enhancements, page 23
--------------------------------------

Comment:

      6. We note from the second paragraph of this section that you have provided only examples of the types of credit or cash flow enhancements that may be used in a particular transaction. Revise your base prospectus to either limit the forms of credit enhancement that may be used to those already listed, or expand your list to include the other forms of credit enhancement you intend to use.

Response:

            We have modified the second paragraph to clarify that the list does not provide only examples of the forms of credit or cash flow enhancements that may be included in a particular transaction. We confirm that the base prospectus includes all credit enhancements reasonably contemplated to be included in an actual takedown.

      Please contact the undersigned at 248-512-3990, Renwick D. Martin at 212-839-5319 or James Huang at 212-839-8573 if you have any questions or further comments.

                                                     Very truly yours,

                                                     /s/ Byron C. Babbish

                                                     Byron C. Babbish



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